Exhibit 99.1

SUPERCOM LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

June 9, 2014

SuperCom Ltd.

NOTICE OF

ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

June 9, 2014

Notice is hereby given that the 2014 Annual General Meeting of the Shareholders (the “Meeting”) of SuperCom Ltd. (the “Company”) will be held at the offices of SuperCom Ltd, 1, Arie Shenkar Street, 4rd Floor, Hertzliya Pituach, Israel, on June 9, 2014, at 6:00 P.M (Israel time), for the following purposes:

1.	To appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2014 and to authorize the Company’s Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

2.	To re-elect two (2) directors for terms expiring at our 2015 Annual General Meeting of Shareholders.

3.	To re-elect our external director for additional term of 3 years commencing as of December 8, 2014

4.	To approve the Compensation Policy of the Company.

5.	To approve our VP, Product Development's Employment Agreement

6.	Approval of increase of the Company's authorized share capital and an amendment to our Memorandum and Articles of Association to reflect such increase.

7.	Presentation and Discussion of the Company's 2013 Consolidated financial statements.

Shareholders of record at the close of business on May 2, 2014 will be entitled to receive notice of, and to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors,
SuperCom Ltd.

Date: May 4, 2014